Exhibit 8
Form 10-SB
New Horizon Education, Inc.

                   New Horizon Education, Inc.

             Amendment to Articles of Incorporation

                         June 30th  2000

      Pursuant to a resolution of the Board of Directors dated June 301h 2000 and written consent of shareholders of New Horizon Education, Inc., holding a majority of the issued and outstanding common stock, the company makes a One for Fifty reverse stock split of its issued and outstanding common stock.

     The reverse split is effective at the close of business July 29d'. 2000. There will be no fractional shares issued, therefore, shareholders holding fractional shares as of the effective date will be issued a check for the value of any fractional shares held with such value based on the market price as of July 12, 2000, which is the date of notice to d-e shareholders.

     The total authorized shares remains unchanged at One Hundred
Million 0 00,000,000) shares and the par var remains unchanged at S-001 per share.

      The company has one class of stock outstanding. The outstanding shares of common stock on this date total 64,278,146. All shares are entitled to be cast. The shares voted for the amendment total 40,714,915. No votes were cast against the amendment.

      I declare the amendment approved by a majority of votes sufficient for approval on this 30th day of June, 2000.

/s/ Steven L. White, President
                              E-19
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